As filed with the Securities and Exchange Commission on December 23, 2013

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Permal Hedge Strategies Fund I

(Name of Subject Company (issuer))

Permal Hedge Strategies Fund I

(Name of Filing Person (offeror))

Institutional Shares $0.00001 Par Value Per Share

(Title of Class of Securities)

714182201

(CUSIP Number of Class of Securities)

Service Shares $0.00001 Par Value Per Share

(Title of Class of Securities)

714182102

(CUSIP Number of Class of Securities)

ROBERT I. FRENKEL

SECRETARY

PERMAL HEDGE STRATEGIES FUND I

100 FIRST STAMFORD PLACE, 6TH FLOOR

STAMFORD, CONNECTICUT 06902

(203) 703-7046

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Sarah E. Cogan, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York, 10017

(212) 455-2000

CALCULATION OF FILING FEE

Class	Transaction Valuation	Amount of Filing Fee
Institutional Shares	$2,903,573(a)	$373.98(b)
Service Shares	$2,664(a)	$0.34(b)

(a)	Calculated as the aggregate maximum purchase price to be paid for Shares in the offers.

(b)	Calculated at $128.80 per $1,000,000 of the Transaction Valuation.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which this statement relates:

☐ third party tender offer subject to Rule 14d-1	☐ going-private transaction subject to Rule 13e-3
☒ issuer tender offer subject to Rule 13e-4	☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

Introductory Statement

This Issuer Tender Offer Statement on Schedule TO relates to (i) an offer by Permal Hedge Strategies Fund I, a Maryland statutory trust (the “Fund”), to purchase up to 25% of the Fund’s outstanding Institutional Shares, par value $0.00001 per share (the “Institutional Shares”), or up to $2,903,573 of Institutional Shares of the Fund and (ii) an offer by the Fund to purchase up to 25% of the Fund’s outstanding Service Shares, par value $0.00001 per share (the “Service Shares”), or up to $2,664 of Service Shares of the Fund, upon the terms and subject to the conditions contained in the Offers to Purchase dated December 23, 2013 and the related Letter of Transmittal which are filed as exhibits to this Schedule TO. The Institutional Shares and the Service Shares are collectively referred to as the “Shares”.

This Issuer Tender Offer Statement on Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

The information in the Offers to Purchase and the related Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO, as more particularly described below.

ITEM 1. SUMMARY TERM SHEET.

The information set forth under “Summary Term Sheet” in the Offers to Purchase is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) and (b) The information set forth in the Offers to Purchase under “Introduction” and under Section 9 (“Certain Information Concerning the Fund, the Investment Adviser and the Subadviser”) is incorporated herein by reference.

(c) The Shares are not currently traded on an established secondary trading market.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a) The Fund is the filing person. The information set forth in the Offers to Purchase under Section 9 (“Certain Information Concerning the Fund, the Investment Adviser and the Subadviser”) is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

(a) The following sections of the Offers to Purchase contain a description of the material terms of the transactions and are incorporated herein by reference:

•	“Summary Term Sheet”;

•	“Introduction”;

•	Section 1 (“Terms of the Offers; Termination Date”);

•	Section 2 (“Acceptance for Payment and Payment for Shares”);

•	Section 3 (“Procedure for Tendering Shares”);

•	Section 4 (“Rights of Withdrawal”);

•	Section 5 (“Source and Amount of Funds; Effect of the Offers”);

•	Section 7 (“Federal Income Tax Consequences of the Offers”);

•	Section 10 (“Interests of Trustees, Executive Officers and Associates; Transactions and Arrangements Concerning the Shares”); and

•	Section 12 (“Certain Conditions to the Offers”).

(a)(2) Not applicable.

(b) The information set forth in the Offers to Purchase under “Introduction” and under Section 10 (“Interests of Trustees, Executive Officers and Associates; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e) The information set forth in the Offers to Purchase under Section 6 (“Purpose of the Offers; Plans or Proposals of the Fund”) and Section 10 (“Interests of Trustees, Executive Officers and Associates; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a), (b) and (c) The information set forth in the Offers to Purchase under Section 6 (“Purpose of the Offers; Plans or Proposals of the Fund”) is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a), (b) and (d) The information set forth in the Offers to Purchase under Section 5 (“Source and Amount of Funds; Effect of the Offer”) is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) and (b) The information set forth in the Offers to Purchase under Section 10 (“Interests of Trustees, Executive Officers and Associates; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Not applicable.

ITEM 10. FINANCIAL STATEMENTS.

(a) The information set forth in the Offers to Purchase under Section 8 (“Selected Financial Information”) is incorporated herein by reference.

(b) Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

(a) Not applicable.

(c) Not applicable.

ITEM 12. EXHIBITS

EXHIBIT NO.	DESCRIPTION

(a)(1)(i)	Offers to Purchase, dated December 23, 2013.

(a)(1)(ii)	Form of Letter of Transmittal.

(a)(1)(iii)	Letter to Shareholders.

(a)(1)(iv)	Form of Promissory Note.

(a)(2)	None.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)	None.

(b)	None.

(d)	None.

(g)	None.

(h)	None.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PERMAL HEDGE STRATEGIES FUND I

By:	/s/ Kenneth D. Fuller
Name:	Kenneth D. Fuller
Title:	Chairman, President and Chief Executive Officer

Dated: December 23, 2013

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

(a)(1)(i)	Offers to Purchase, dated December 23, 2013.

(a)(1)(ii)	Form of Letter of Transmittal.

(a)(1)(iii)	Letter to Shareholders.

(a)(1)(iv)	Form of Promissory Note.